   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1995


                                                       REGISTRATION NO. 33-62235
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            NATIONAL HEALTHCARE L.P.
      (Exact name of registrant as specified in its partnership agreement)

                   DELAWARE                                     62-1293855
(State or other jurisdiction of incorporation    (I.R.S. Employer Identification Number)
                or organization)

                          100 VINE STREET - SUITE 1400
                         MURFREESBORO, TENNESSEE 37130
                                 (615) 890-2020
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                            RICHARD F. LAROCHE, JR.
                      SENIOR VICE PRESIDENT AND SECRETARY
                            NATIONAL HEALTHCARE L.P.
                          100 VINE STREET - SUITE 1400
                         MURFREESBORO, TENNESSEE 37130
                                 (615) 890-2020
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

               ERNEST E. HYNE II                                   MITCHELL S. FISHMAN
  HARWELL HOWARD HYNE GABBERT & MANNER, P.C.            PAUL, WEISS, RIFKIND, WHARTON & GARRISON
          1800 FIRST AMERICAN CENTER                           1285 AVENUE OF THE AMERICAS
          NASHVILLE, TENNESSEE 37219                            NEW YORK, NEW YORK 10019
                (615) 256-0500                                       (212) 373-3000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE
ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 1995



PROSPECTUS SUPPLEMENT


(TO PROSPECTUS DATED SEPTEMBER 26, 1995)


                               $

                            NATIONAL HEALTHCARE L.P.

            6.0% SENIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2000

     This Prospectus Supplement relates to 6.0% Senior Subordinated Convertible Debentures (the "Debentures") of National HealthCare L.P. (the "Company" or
"National HealthCare") in the aggregate principal amount of $          (the
"Offering") to be sold on behalf of The 1818 Fund, L.P. (the "Selling Securityholder"). The Debentures are due on July 1, 2000. The Debentures are convertible at the option of each holder of a Debenture ("Holder") at any time prior to maturity, unless previously redeemed, into limited partnership units (the "Units") of the Company at a conversion price of $15.2063 per Unit, subject to adjustment under certain circumstances. Interest on the Debentures is payable quarterly on the last business day of March, June, September and December of each year. In the event of a Change of Control (as defined in the accompanying Prospectus) of the Company, a Holder will have the right to require the Company to redeem the Debentures at a redemption price of 125% of the principal amount plus accrued and unpaid interest. The Debentures are unsecured and subordinated in right of payment to all Senior Indebtedness of the Company. See "Description of the Debentures" in the accompanying Prospectus.

     None of the proceeds from the sale of the Debentures will be received by the Company. The Company has paid all costs and fees associated with the registration of the Debentures under the Federal and state securities laws and the preparation and delivery of this Prospectus Supplement and the accompanying Prospectus, certain of which will be reimbursed by the Selling Securityholder.


     The Units are listed on the American Stock Exchange under the symbol "NHC." On September 25, 1995, the reported closing price of the Company's Units on the American Stock Exchange was $30.00 per Unit. There is currently no market for the Debentures. The Debentures have been approved for listing on the American Stock Exchange under the symbol "NHC.A," subject to official notice of issuance.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                                                 PROCEEDS TO
                                          PRICE             COMMISSIONS            SELLING
                                      TO PUBLIC(1)          AND FEES(2)       SECURITYHOLDER(2)
- -------------------------------------------------------------------------------------------------
Per Debenture.....................           %                   %                    %
- -------------------------------------------------------------------------------------------------
Total.............................           $                   $                    $
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(1) Plus accrued interest from                          .
(2) The Debentures are being offered by the Selling Securityholder to selected institutional investors. Equitable Securities Corporation ("Equitable" or the "Placement Agent") has been retained to act as placement agent for the Selling Securityholder in connection with the arrangement of such offers and sales on a best efforts, all or none, basis. The Selling Securityholder has agreed (i) to pay Equitable a fee in connection with the arrangement of this transaction and (ii) to indemnify Equitable against certain liabilities including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). It is anticipated that the Debentures will
     be delivered against payment therefor on                , 1995; the
     offering will not continue after such date. See "Plan of Distribution" in this Prospectus Supplement and "Selling Securityholder" in the accompanying Prospectus.
                            ------------------------

                        EQUITABLE SECURITIES CORPORATION

          The date of this Prospectus Supplement is September   , 1995

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere, or incorporated by reference, in the accompanying Prospectus dated August 30, 1995 and in this Prospectus Supplement, each of which should be read in its entirety.

                                  THE COMPANY

     National HealthCare is one of the leading operators of long-term health care centers in the United States. The Company currently operates and manages 96 long-term health care centers with a total of 12,450 licensed beds in nine southeastern states. The Company provides a comprehensive range of nursing care services as well as ancillary therapy services to patients in a variety of settings including long-term care nursing centers, managed care specialty units, sub-acute care units, Alzheimer's care units, home care programs and facilities for assisted living. National HealthCare also operates four retirement centers. Of the 96 facilities currently operated by National HealthCare, nine are owned, 40 are leased from National Health Investors, Inc., an affiliated real estate investment trust managed by National HealthCare, and 47 are managed pursuant to long-term management contracts with unconsolidated affiliates and independent third parties. During the six months ended June 30, 1995, the Company generated $169.0 million in net revenues and $8.8 million in net income. The Company's strategy is to continue to develop and to manage long-term care facilities in targeted markets in the U.S. while positioning itself as a vertically-integrated provider of chronic, post-acute and ancillary health care services in both new and existing markets.

     National HealthCare was founded in 1971 and has generated growth in both net revenues and net income for the past 22 consecutive years. National HealthCare has been recognized for the high level of quality care delivered in its facilities. The Company was the highest-ranked publicly traded company in a survey of 43 for-profit and religious providers of long-term health care in the August 1995 Consumer Reports magazine.

     National HealthCare converted from corporate status to a master limited partnership in 1986. On December 22, 1987, legislation was enacted which requires that publicly-traded limited partnerships be taxed as corporations for federal income tax purposes. A "grandfather" clause in that legislation allows National HealthCare to avoid corporate taxation through 1997. In the meantime, management of the Company will periodically review applicable tax laws to determine what avenues will be most beneficial to holders of the Company's Units.

     The long-term care industry is large, highly fragmented and experiencing significant growth, having increased from $1.0 billion in revenues in 1960 to $66.0 billion in revenues in 1993. Long-term care currently represents the third largest component of the U.S. health care budget, following hospitalization and physician services. As of 1994 there were approximately 1.5 million individuals living in the nation's existing 18,400 long-term care facilities, and the demand for space in such facilities is rising. According to the Congressional Budget Office, the number of patients in long-term care facilities is expected to grow to 2.1 million by the year 2001. Management of the Company believes that factors contributing to this growth include the aging of the population, increasing cost containment pressures by third-party payors and the development of sophisticated technology which has resulted in longer life expectancies. As these market trends precipitate the shift of high acuity patients into alternate settings, management believes the Company will continue to generate an attractive mix of skilled long-term care and higher margin sub-acute services.

     In a private placement completed on May 12, 1992, the Company sold, and the Selling Securityholder purchased, a 6.0% Senior Subordinated Convertible Note due July 1, 2000 (the "Note") in the aggregate principal amount of $30,000,000. Pursuant to the terms of the Note, on August 29, 1995, the Note was exchanged for Debentures in the aggregate principal amount of $30,000,000 which were issued under an Indenture dated August 29, 1995 between the Company and First American National Bank. The Debentures mature on July 1, 2000, bear interest at a rate of 6.0% per annum and are convertible at the option of the Holder at any time into Units of the Company at a conversion price of $15.2063 per Unit, subject to adjustment in certain circumstances. The Debentures may be redeemed at the option of the Company after May 12, 1996, but only if the Company has elected to be taxed as a corporation and the Company's Units have achieved a specified market price (i.e., approximately $31.50 per Unit). In addition, the Debentures may be redeemed at any time, without condition, beginning on January 1, 1998. See "Description of the Debentures" in the accompanying Prospectus.

                                  THE OFFERING

Securities Offered............   $          aggregate principal amount of 6.0%
                                   Senior Subordinated Convertible Debentures.

Maturity......................   The Debentures will mature on July 1, 2000,
                                   unless earlier redeemed or converted.

Payment of Interest...........   Quarterly in arrears on the last business day
                                   of March, June, September and December in each year.

Conversion Rights.............   Convertible, prior to maturity or redemption,
                                   into the Company's Units at a conversion price of $15.2063 per Unit, subject to adjustment in the event the Company, among other things, pays a dividend, subdivides, combines or reclassifies the outstanding Units, or makes a distribution pursuant to a rights plan, "poison pill" or similar arrangement. See "Description of the Debentures -- Conversion Rights" in the accompanying Prospectus.

Optional Redemption...........   Redeemable on or after January 1, 1998, or only
                                   upon the occurrence of certain events, on or after May 12, 1996. Thereafter, the Company may redeem the Debentures, in whole or in part, in integral multiples of $10,000,000, with certain restrictions at a price equal to
                                   (i) the outstanding principal amount of the Debentures to be redeemed plus (ii) an amount equal to all accrued and unpaid interest thereon. See "Description of the
                                   Debentures -- Optional Redemption" in the accompanying Prospectus.

Change of Control.............   The Company will redeem the Debentures, at the
                                   Holder's option, at a redemption price of 125% of the principal amount outstanding plus an amount equal to accrued and unpaid interest, if a Change of Control, as defined in the accompanying Prospectus, occurs. See "Description of the Debentures -- Change of Control" in the accompanying Prospectus.

Subordination.................   The Debentures are subordinated in right of
                                   payment to the prior payment in full of all existing and future Senior Indebtedness (as defined in the accompanying Prospectus). The Company expects from time to time hereafter to incur borrowings or other obligations constituting Senior Indebtedness. As of June 30, 1995, the Company had outstanding approximately $294,794,000 in Senior Indebtedness. See "Description of the Debentures -- Subordination" in the accompanying Prospectus.

Restriction on Consolidation,
Merger, Sale or Conveyance....   The Company may not merge or consolidate with,
                                   or sell or convey all, or substantially all, of its assets to another person unless such person is a company or a partnership organized under the laws of the United States, any states thereof or the District of Columbia; such person assumes by supplemental indenture all the obligations of the Company under the Debentures and the

                                   Indenture; such person has a consolidated net worth at least equal to the consolidated net worth of the Company immediately prior to such transaction and immediately after the transaction no default or Event of Default shall exist. See "Description of the Debentures -- Consolidation, Merger, Sale or Conveyance" in the accompanying Prospectus.

Unsecured Status..............   The Debentures are unsecured. See "Description
                                   of the Debentures -- General" in the
                                   accompanying Prospectus.

Trustee.......................   First American National Bank, a national
                                   banking association in Nashville, Tennessee.

Use of Proceeds...............   The Company will not receive any of the
                                   proceeds from the sale of the Debentures. The 1818 Fund, L.P., the Selling Securityholder, will receive all of the proceeds from the Offering.


Listing.......................   There is currently no market for the
                                   Debentures. The Debentures have been approved for listing on the American Stock Exchange, subject to official notice of issuance, under the Symbol "NHC.A." The Units into which the Debentures are convertible are listed on the American Stock Exchange under the symbol "NHC."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATION DATA

     The following summary consolidated financial information of the Company for the years ended December 31, 1992, 1993 and 1994 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent accountants. The summary financial information of the Company for the six months ended June 30, 1994 and 1995 is derived from unaudited Consolidated Financial Statements of the Company. All such financial information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto incorporated by reference hereto in this Prospectus Supplement and the accompanying Prospectus. The unaudited periods below, in the opinion of management, include all adjustments which are necessary to fairly present the financial position and results of operation of the Company. Results of operations for the six months ended June 30, 1995 may not be indicative of the results to be anticipated for an entire year.

                                                                                            SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                  -----------------------------------    ----------------------
                                                    1992         1993         1994         1994         1995
                                                  ---------    ---------    ---------    ---------    ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net patient revenues.........................   $ 194,830    $ 223,089    $ 269,722    $ 126,484    $ 148,811
  Gain on sale of investment(1)................          --       24,773           --           --           --
  Other revenues...............................      21,548       21,996       29,179       13,242       20,228
                                                  ---------    ---------    ---------    ---------    ---------
         Total net revenues....................     216,378      269,858      298,901      139,726      169,039
  Salaries, wages and benefits.................     110,952      128,462      157,663       76,692       91,418
  Other operating..............................      72,718       80,326       98,753       44,015       53,246
  Depreciation and amortization................      10,594       11,879       13,582        6,713        7,313
  Interest.....................................      12,613       11,629       13,050        5,633        8,304
                                                  ---------    ---------    ---------    ---------    ---------
         Total costs and expenses..............     206,877      232,296      283,048      133,053      160,281
                                                  ---------    ---------    ---------    ---------    ---------
  Net income...................................   $   9,501    $  37,562    $  15,853    $   6,673    $   8,758
                                                  ==========   ==========   ==========   ==========   ==========
  Earnings per Unit:(1)
    Primary....................................   $    1.28    $    4.85    $    2.02    $    0.85    $    1.12
    Fully diluted..............................        1.23         4.05         1.80         0.77         0.98
  Weighted average Units outstanding
    Primary....................................   7,405,322    7,752,622    7,834,375    7,826,093    7,836,131
    Fully diluted..............................   8,669,283    9,726,254    9,807,241    9,816,559    9,853,724

                                                                                      JUNE 30, 1995
                                                                                      --------------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..................................................................      $ 50,361
  Total assets.....................................................................       391,703
  Total debt and capital leases, including current portion.........................       204,206
  Shareholders' equity.............................................................       103,788

                                                                YEAR ENDED DECEMBER 31,
                                                            --------------------------------       JUNE 30,
                                                             1992         1993         1994          1995
                                                            ------       ------       ------       --------
STATISTICAL AND OPERATIONAL DATA:
  Long-term care centers at end of period:
    Owned or leased centers...........................          45           46           49            49
    Managed centers...................................          40           48           47            47
                                                            ------       ------       ------       --------
    Total operating centers...........................          85           94           96            96
                                                            =======      =======      =======      ========
  Total licensed beds at end of period................      10,625       11,867       12,308        12,450
  Home care programs at end of period.................          17           17           29            28
  Retirement centers at end of period.................           3            4            4             4
  Sources of net revenues(2):
    Medicaid..........................................        43.0%        41.0%        36.0%           --
    Medicare..........................................        26.0         29.0         35.0            --
    Private and other.................................        31.0         30.0         29.0            --
                                                            ------       ------       ------       --------
                                                             100.0%       100.0%       100.0%           --
                                                            =======      =======      =======      ========

- ---------------

(1) In August 1993, National HealthCare sold an investment which resulted in a gain to the Company of $24,773,000. Net of the gain, the Company would have reported earnings of $1.65 per primary Unit outstanding and $1.50 per fully diluted Unit outstanding.
(2) The Company does not track this information on a quarterly basis. Thus, this information is not available for the six months ended June 30, 1995.

                 PRICE RANGE OF UNITS AND DISTRIBUTION HISTORY


     The Units are listed on the American Stock Exchange under the symbol "NHC." On September 25, 1995, the last reported sale price for the Units on the American Stock Exchange was $30.00. The following table shows the high and low sales prices for the Units as reported on the American Stock Exchange and the distribution per Unit declared by the Company for the periods indicated.



                                                             PRICE OF UNITS
                                                           -------------------    DISTRIBUTIONS
                                                            HIGH         LOW        DECLARED
                                                           -------     -------    -------------
    YEAR ENDED DECEMBER 31, 1993:
      First Quarter......................................  $17.875     $13.500        $0.20
      Second Quarter.....................................   18.375      16.375         0.20
      Third Quarter......................................   22.000      16.875         0.24
      Fourth Quarter.....................................   26.375      21.625         1.34
    YEAR ENDED DECEMBER 31, 1994:
      First Quarter......................................   30.000      25.500         0.31
      Second Quarter.....................................   29.750      24.875         0.31
      Third Quarter......................................   28.875      25.375         0.31
      Fourth Quarter.....................................   28.750      25.500         0.42
    YEAR ENDED DECEMBER 31, 1995:
      First Quarter......................................   26.000      22.875         0.42
      Second Quarter.....................................   28.500      24.375         0.52
      Third Quarter (through September 25)...............   31.500      27.875           --

                                 CAPITALIZATION

     The following table sets forth the short-term indebtedness and consolidated capitalization (unaudited) of the Company as of June 30, 1995. The capitalization table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto incorporated by reference hereto, in this Prospectus Supplement and the accompanying Prospectus.

                                                                             JUNE 30, 1995
                                                                             --------------
                                                                             (IN THOUSANDS)
    Current portion of long-term debt......................................     $  9,668
                                                                             ===========
    Long-term debt
      Long-term debt, less current portion.................................     $108,405
      Debt serviced by other parties, less current portion.................       86,133
      Minority interest....................................................          813
      Senior subordinated convertible debentures...........................       30,000
                                                                             -----------
              Total long-term debt(1)......................................      225,351
                                                                             -----------
    Partners' capital
      General partners.....................................................        1,118
      Limited partners.....................................................      102,670
                                                                             -----------
              Total partners' capital......................................      103,788
                                                                             -----------
                   Total capitalization....................................     $329,139
                                                                             ===========

- ---------------

(1) In order to obtain management agreements and to facilitate the construction or acquisition of certain health care centers which the Company manages for others, National HealthCare has guaranteed some or all of the debt (principal and interest) for these centers. National HealthCare charges certain annual guarantee fees for these services. The principal amounts outstanding under guarantees are approximately $82,388,000 at June 30, 1995. In addition, the Company has guaranteed a letter of credit in the amount of approximately $8,200,000.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors of the general partners of the Company, as well as the executive officers and vice presidents of the Company:

                                                         POSITION WITH THE COMPANY
               NAME                  AGE                OR MANAGING GENERAL PARTNER
- ----------------------------------   ---    ---------------------------------------------------
W. Andrew Adams...................   49     Chairman of the Board and President
Robert G. Adams...................   48     Senior Vice President and Director
Richard F. LaRoche, Jr............   50     Senior Vice President, Secretary and General
                                            Counsel
Joanne G. Batey...................   50     Vice President, Homecare
D. Gerald Coggin..................   43     Vice President, Governmental and Rehabilitative
                                            Services
Donald K. Daniel..................   48     Vice President and Controller
Kenneth D. DenBesten..............   42     Vice President, Finance
James O. Keathley.................   56     Vice President, Corporate Affairs
Julia W. Powell...................   45     Vice President, Patient Services
Charlotte Swafford................   46     Treasurer
Ernest G. Burgess, III............   55     Director
J.K. Twilla.......................   69     Director
Olin O. Williams..................   65     Director

     Mr. W. Andrew Adams has been President of the Company since 1974 and Chairman of the Board of the Company since 1994. He was president from 1981 until 1983 of the National Council of Health Centers, the trade association for multi-facility long-term health care center companies, and served as Chairman of the Multi-facility Committee of the American Health Care Association from 1992 through 1994. He has an M.B.A. degree from Middle Tennessee State University. Mr. Adams serves on the Board of Trust of David Lipscomb University, is President and Chairman of the Board of Directors of National Health Investors, Inc. and serves on the Board of Directors of Third National Bank in Nashville.

     Mr. Robert G. Adams has been a director of both the managing and administrative general partners of the Company since 1972 and became Senior Vice President in 1985. He also has served both as Administrator and as Regional Administrator of the Company, holding the latter position from 1977 to 1985. He has a B.S. degree from Middle Tennessee State University. He currently serves as Chief Operations Officer for the Company. Mr. Robert Adams and Mr. W. Andrew Adams are brothers.

     Mr. LaRoche has been Senior Vice President of the Company since 1985, Secretary since 1974 and General Counsel since 1971. He has a law degree from Vanderbilt University and an A.B. degree from Dartmouth College. His responsibilities at the Company include acquisitions and finance. Mr. LaRoche also serves on the Board of National Health Investors, Inc.

     Ms. Batey has been with the Company since 1976. She served as Homecare Coordinator for five years before being named Vice President in 1989. Prior to 1984 she was Director of Communication Disorders services. Ms. Batey received her B.A. and M.A. degrees in Speech Pathology from Purdue University.

     Mr. Coggin has been employed by the Company since 1973. He has served as both Administrator and, since 1979, Regional Vice President before being appointed to his present position in 1994. He received a B.A. degree from David Lipscomb University and a M.P.H. degree from the University of Tennessee. He is responsible for the Company's rehabilitation, managed care and legislative activities.

     Mr. Daniel joined the Company in 1977 as Controller and Vice President. He received a B.A. degree from Harding University and an M.B.A. from the University of Texas. He is a certified public accountant.

     Mr. DenBesten has served as Vice President of Finance since 1992. From 1987 to 1992, he was employed by Physicians Health Care, most recently as Chief Operating Officer. From 1984 to 1986, he was employed by Health America Corporation as Treasurer, Vice President of Finance and Chief Financial Officer. Mr. DenBesten received a B.S. in business administration and an M.S. in Finance from the University of Arizona.

     Mr. Keathley holds a Masters degree in Industrial Psychology and a B.S. degree in Education from Middle Tennessee State University. Mr. Keathley has served in his present position since joining the Company in 1977. Prior to joining the Company, he was a director of personnel of First American National Bank, Nashville, Tennessee.

     Ms. Powell has been with the Company since 1974. She has served as a nurse consultant and Director of Patient Assessment Computerized Services for the Company. She became Vice President, Patient Services in 1985. Ms. Powell has a B.S. degree in Nursing from the University of Alabama, Birmingham, and a M.A. in Sociology with an emphasis in Gerontology from Middle Tennessee State University. She coauthored Patient Assessment Computerized in 1980 with Dr. Carl Adams, the Company's founder.

     Ms. Swafford has been Treasurer of the Company since 1985. She joined the Company in 1973 and has served as Staff Accountant, Accounting Supervisor and Assistant Treasurer. She has a B.S. degree from Tennessee Technological University.

     Mr. Burgess has been a director of the Company since 1992. He served as the Company's Senior Vice President for Operations from 1975 through 1994 and continues to consult with the Company. He has an M.S. degree from the University of Tennessee.

     Dr. Twilla was a physician in private practice in Tennessee for more than 30 years. He has been a director of both the managing and administrative general partners of the Company since 1972.

     Dr. Williams was a physician in private practice in Tennessee for more than 30 years. He has been a director of both the managing and administrative general partners of the Company since 1971. He has served as Chairman of the Board of First City BankCorp, commercial bank in Murfreesboro, Tennessee, and is presently a member of that board.

                       FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING IS A SUMMARY OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS REGARDING THE DEBENTURES, AND IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THIS DISCUSSION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF DEBENTURES IN LIGHT OF THEIR PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO CERTAIN TYPES OF HOLDERS OF DEBENTURES, INCLUDING INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS OR BROKER-DEALERS, FOREIGN CORPORATIONS AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, CONVERSION AND SALE OF THE DEBENTURES INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, CONVERSION OR SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF HOLDERS OF DEBENTURES

  Stated Interest

     Holders will be required to include stated interest on the Debentures in gross income for federal income tax purposes in accordance with their methods of accounting for tax purposes.

  Market Discount

     Purchasers of Debentures should be aware that the acquisition of Debentures may be affected by the market discount provisions of the Internal Revenue Code of 1986, as amended (the "Code"). These rules generally provide that, subject to a statutorily-defined de minimis exception, if a holder of a debt instrument purchases it at a market discount and thereafter recognizes gain on a disposition of the debt instrument (including a gift or payment on maturity), the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount that accrued while the debt instrument was held by such holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt instrument's stated principal amount. For a discussion of the tax consequences of market discount in the event of a conversion, see Taxation of Holders of Debentures-Conversion. The market discount rules also provide that a holder who acquires a debt instrument at a market discount (and who does not elect to include such market discount in income on a current basis) may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

     The Debentures provide that they may be redeemed, in whole or in part, before maturity. If some or all of the Debentures are redeemed in part, each holder of a Debenture acquired at a market discount would be required to treat the principal payment as ordinary interest income to the extent of any accrued market discount on such Debenture.

     A holder of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount thereon accrues, either on a straight line basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by such holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service ("IRS"). If a holder of a Debenture elects to include market discount in income in accordance with the preceding sentence, the foregoing rule with respect to the recognition of ordinary income on a sale or certain other dispositions of such Debenture and the deferral of interest deductions on indebtedness related to such Debenture would not apply.

  Amortizable Bond Premium

     Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, such excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct over the period from his acquisition date to the obligation's maturity date. A holder who elects to amortize bond premium must reduce his tax basis in the related obligation by the amount of the aggregate deductions allowable for amortizable bond premium.

     The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult his tax advisor as to the consequences of the treatment of such premium as an offset to interest income for federal income tax purposes.

  Disposition

     In general, a Holder will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the Debenture measured by the difference between (i) the amount of cash and the fair market value of property received and (ii) the holder's tax basis in the Debenture (as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the Debenture). Subject to the market discount and amortizable bond premium rules above, any such gain or loss will generally be long-term capital gain or loss, provided the Debenture was a capital asset in the hands of the holder and has been held for more than one year.

  Conversion

     A Holder should not recognize gain or loss on the conversion of a Debenture solely into Units except with respect to cash in lieu of fractional Units and except to the extent that the Units issued upon conversion are treated as attributable to accrued interest on the Debentures. To the extent the Debentures converted are subject to accrued market discount, the amount of the accrued market discount will carry over to the Units on conversion and will be treated as ordinary income on disposition of the Units. If Units are received by a holder of a Debenture without recognition of gain or loss, the holding period of the Units received upon conversion of the Debenture will include the period during which the Debenture was held (provided the Debenture was a capital asset in the hands of the holder prior to the conversion), and the holder's aggregate basis in the Units received upon conversion of the Debenture will be equal to the holder's aggregate basis in the Debenture exchanged therefor (less a portion thereof allocable to any fractional
Unit). A Holder of a Debenture will recognize taxable gain or loss on cash received in lieu of a fractional Unit in an amount equal to the difference between the amount of cash received and the holder's basis in such fractional Unit. Such gain or loss should be capital gain or loss if the fractional Unit is a capital asset in the hands of the Holders, and should be long-term capital gain or loss if the fractional Unit has been deemed held for the then requisite holding period. The fair market value of Units received which are attributable to accrued interest will be taxable as ordinary interest income.

     A Holder who acquires Units pursuant to the conversion of Debentures will be taxed as described in the Taxation of Partners section, below.

  Partnership Status

     The Company is currently treated as a partnership for federal income tax purposes, and reports its income on an accrual basis.

     The Revenue Act of 1987 amended the Code to treat certain publicly-traded partnerships as corporations rather than partnerships for federal income tax purposes. Under a transition rule, however, an existing publicly-traded partnership, such as the Company, will not be classified as a corporation until the earlier of (i) the partnership's first taxable year beginning after December 31, 1997, or (ii) the time at which the partnership adds a new line of business that is substantial. Under the above-described transition rule, the Company will be taxed as a corporation no later than its taxable year beginning on January 1, 1998. At that time the Company will be treated as if it had transferred all of its assets (subject to its liabilities) to a newly formed corporation in exchange for the stock of the corporation, and then distributed such stock to its partners in liquidation of their interests in the Company. Upon classification as a corporation for tax purposes, the Company would be subject to federal income tax on its earnings at a current maximum effective rate of 35%.

  Effect of Change in Partnership Status on Debenture Holders

     The tax consequences to the Holders of a change in tax status of the Company to that of a corporation, whether pursuant to the above-described transition rule, or pursuant to alternative means of reorganization, is unclear. There is a risk that Holders will be deemed to have exchanged the Debentures for new debentures issued by the corporation. In that event, Holders would have to recognize gain immediately upon the deemed exchange. The amount of gain would be equal to the difference between the issue price of the Debentures they will be deemed to have received and their basis in the Debentures at the time of the deemed exchange. The new basis in the debentures would be equal to the issue price.

  Proposed Legislation

     Legislation has been proposed that would indefinitely extend the tax treatment of the Company as a partnership. There can be no assurance, however, that the proposed legislation will take effect. The Company has not determined what actions, if any, it will take in the event the proposed legislation is not passed in its current form.

TAXATION OF PARTNERS

  Overview

     A Holder who acquires Units pursuant to the conversion of Debentures will be treated as a partner in the Company for federal income tax purposes. As a Partner, such Holder will be required to report on his federal income tax return his allocable share of the Company's income, gain, loss, deduction and credit, including his share of any built-in gain in the Company's assets. (In addition, a Partner's share of tax preference items will be included in the computation of such Partner's alternative minimum taxable income and as such may increase such Partner's alternative minimum tax liability.) Cash distributions will not be taxable to the Holder unless the amount of such distributions exceeds the tax basis of his Units. Conversely, the mere absence of cash or constructive distributions does not, of itself, limit or affect the recognition of taxable income by the Partners. Thus, a Partner's tax liability may exceed the cash distributed to him in any particular year.

  Basis in Units

     A Partner's tax basis in his Units is significant in determining the taxable gain or loss to the Partner on disposition or liquidation of such Partner's Units, in determining whether and to what extent Company expenses or losses are deductible by the Partner, and in determining whether and to what extent Company distributions represent taxable income to such Partner.

     Initially, the tax basis of a Partner's Unit would be the sum of: (i) the amount of such Partner's adjusted basis in the Debenture exchanged therefor (less a portion thereof allocable to any fractional Unit); and (ii) such Partner's share (based on his proportionate share of Company profits) of the nonrecourse liabilities of the Company (i.e., liabilities with respect to which neither the Partnership nor any Partner has any personal liability).

     Each Partner's basis will be increased thereafter by: (i) any further contributions by such Partner to the Company and any contributions pursuant to special assessments; (ii) any increase in such Partner's share of nonrecourse or recourse Company liabilities (as appropriately determined); (iii) the Partner's share of tax exempt income of the Company; and (iv) the Partner's share of taxable income of the Company. Such Partner's basis will be decreased (but not below zero (-0-)) by: (i) amounts distributed to such Partner (the amount of any cash distributed plus the basis to such Partner of any property distributed);
(ii) any decrease in the Partner's share of nonrecourse or recourse Company liabilities (as appropriately determined); (iii) the Partner's share of nondeductible, noncapital Company expenditures; and (iv) the Partner's distributive share of any Partnership tax losses.

     To the extent that Company cash distributions or any decrease in a Partner's share of the recourse or nonrecourse liabilities of the Company would reduce such Partner's basis below zero (-0-), such distributions or "constructive distributions" constitute taxable income to the recipient Partner and will normally represent a capital gain.

     A Partner may not deduct from his taxable income his share of Company deductions and losses to the extent that such deductions and losses exceed the lesser of : (i) the tax basis of such Partner's Units at the end of the Company's taxable year in which such deductions are taken or loss occurs; or
(ii) the amount which the Partner is considered "at risk" under Code Section 465 at the end of such year. Additional limitations are imposed on the deductibility of losses and deductions from passive activities.

  Basis Limitations

     Subject to possible limitations on the deductibility of specific items which may be applicable to a Partner, such Partner may deduct on his individual Federal income tax return his distributive share of Company deductions and losses, if any, to the extent of his tax basis in his Units at the end of the Company's taxable year in which such deductions are taken or loss occurs. If a Partner's distributive share of any deduction or loss exceeds his adjusted basis, such excess will become deductible in a later tax year of such Partner to the extent that he reacquires a positive adjusted basis in his Units. Because of the individual application of various limitations on the deductibility of specific items of deduction and loss, each Partner is urged to consult his own tax advisor with respect to the applicability of such limitations to such Partner's deduction of Partnership items.

  "At Risk" Rules

     The amount of any loss (otherwise allowable for the year in question) which may be deducted by a taxpayer in connection with most activities cannot exceed the aggregate amount with respect to which such taxpayer is "at risk" in the activity at the close of the tax year as determined under Code Section 465.

     Losses disallowed to a Partner as a result of the "at risk" limitations may be carried forward and will be allowable to such Partner to the extent that his "at risk" amount is thereafter increased. Additionally, if the amount that a Partner is "at risk" at the close of any taxable year has declined to less than zero (-0-), losses previously allowed to the Partner will be "recaptured" as income from the activity, and thus, included in his gross income to the extent zero (-0-) exceeds his amount "at risk."

     It should be noted, however, that the Revenue Act of 1987 added Code section 469(k), which provides that the passive activity loss rules of section 469 of the Code shall be applied separately with respect to items attributable to each publicly traded partnership in which the taxpayer has an interest. The effect of this provision is that losses from a publicly traded partnership cannot offset income from other publicly traded partnerships or other passive activities, and income from a publicly traded partnership is treated substantially in the same manner as "portfolio income."

  Other Partnership Rules

     In general, items of Partnership income, gain, loss, deduction, and credit are allocated for both accounting and Federal income tax purposes in accordance with the percentage interests of the General and Limited Partners. However, as discussed in greater detail below, the Managing General Partner is empowered by the Partnership Agreement to specially allocate various Company tax items other than in accordance with Percentage Interests when, in the judgment of the Managing General Partner, such special allocations are necessary to comply with applicable provisions of the Code and the Regulations or, to the extent permissible under the Code and the Regulations, to preserve the uniformity of the Units in the Partnership, i.e., to insure that all Units in the Partnership have identical tax attributes. These allocation provisions will be recognized for Federal income tax purposes if they are considered to have "substantial economic effect" within the meaning of Section 704(b) of the Code. If any allocation fails to satisfy the "substantial economic effect" requirement, the allocated items would be allocated among the Partners based on their respective "interest in the Company," determined on the basis of all of the relevant facts and circumstances.

     Upon the sale or disposition by a Partner of his Units, such Partner will realize a gain or loss for Federal income tax purposes equal to the difference between the amount received by such Partner in the transaction and such Partner's tax basis in his Units at the time of such sale or disposition. The amount received by such Partner would be deemed to include such Partner's share of any recourse or nonrecourse liabilities of the Company which were included in the basis of his Units at the time of such sale or disposition. Generally, such gain would be characterized as capital gain or loss if such Partner is not a dealer in partnership interests (i.e., the Partner does not hold partnership interests primarily for sale to customers in the ordinary course of his trade or business). However, a portion of the Partner's gain may be taxable as ordinary income as a result of the recapture of depreciation deductions and to the extent such gain is attributable to "unrealized receivables" or "substantially appreciated inventory items" as such terms are defined in Code Section 751. Since a Partner who sells his Units includes in the amount he receives for such Units his share of Company liabilities which were included in the basis of such Units and since all or a portion of the gain may be ordinary income, such Partner's tax liability as a result of the sale could exceed the portion of the actual cash proceeds of such a sale or transfer which are received by such Partner.

     The Company has filed an election under Section 754 of the Code to adjust the basis of Company property in the case of a transfer of a Unit by sale or exchange or upon the death of a Partner under Section 743 or in the event of certain distributions under Section 734. The effect of an election under Section 754 is that, with respect to a transferee Partner only (or, in the event of a Partner's death, the successor Partner), the basis of the Company's property would either be increased or decreased by the difference between the transferee's basis for his Units and his proportionate share of the Company's adjusted basis for all Company property. Any increase or decrease resulting from such adjustment would be allocated among the Company's assets in accordance with rules established under Code
Section 755. After such adjustment, the transferee Partner's share of the adjusted basis of the Company's property would equal the adjusted basis of his Units.

     The conversion of the Debentures, however, will not constitute a "purchase" to which the adjustment to basis rule resulting from Section 754 of the Code applies and, therefore, a Holder who converts Debentures into Units will not receive any current benefits from the Code Section 754 election.

     Under Code Section 708(b)(i), the Company will be treated as terminated if within a twelve (12) month period there is a sale or exchange of fifty percent (50%) or more of the total interest in Company capital and profits. Transfers to persons not Partners, as well as to existing Partners, constitute sale or exchanges for this purpose, but if the same interest is sold more than once, it is counted as only one sale. However, the Regulations specifically provide that a disposition of a partnership interest by gift, bequest or inheritance is not a sale or exchange for purposes of Section 708(b). Furthermore, neither the acquisition of an interest in the Company by a contribution of cash or other property to the Company, nor the liquidation of a Unit by the Company constitutes a sale or exchange for such purpose.

     If the Company were constructively terminated under Section 708(b), the Company assets would be deemed to have been distributed to the purchaser and the other remaining Partners in proportion to their respective interests in such assets and, immediately thereafter, to have been contributed by the purchaser and the remaining Partners to a new partnership. The consequences of such a constructive termination are unclear, but it may result in: (i) taxable gain or loss to Partners on the deemed distribution of the assets to such Partners; and
(ii) the close of the terminated Company's taxable year, which could result in a "bunching" of income for those Partners, if any, whose taxable year are different from that of the Company's. Such deemed distribution would not, however, cause any depreciation recapture.

     In the event of the liquidation of the Company, in addition to any gain which may be allocated to a Partner upon the sale or other disposition of Company assets during the taxable year of liquidation, such Partner will recognize gain: (i) to the extent that the cash received by such Partner in the liquidation exceeds the tax basis for such Partner's Units, adjusted by such Partner's share of gain or loss recognized on sale a sale of the assets; or (ii) if the cash so received does not exceed such Partner's basis as so adjusted, to the extent such cash is treated as received in exchange for such Partner's interest in "unrealized receivables" and "substantially appreciated inventory items." Such gain would be capital gain, except to the extent treated as ordinary income because it is attributable to "unrealized receivables" or "substantially appreciated inventory items" or both. In addition, each Partner may be in receipt of income from the normal operations of the Company during the year of dissolution. Such income would normally constitute ordinary income.

     Capital loss will be recognized to a Partner upon the liquidation of the Company in the event only cash, "inventory items" or "unrealized receivable" are distributed to such Partner, and only to the extent that the adjusted basis for such Partner's Units exceeds the sum of cash distributed and such Partner's acquired basis for such "unrealized receivables" and "inventory items."

     Generally, the recipient Partner will have the same basis in property other than cash distributed to him on liquidation that he had in his Units, reduced by any cash distributed to him on such liquidation.

  Foreign Debenture Holders That Have Converted Debentures to Units

     For United States federal income tax purposes, a Foreign Holder will generally be subject to United States taxation if it is a partner in a partnership that is engaged in a trade or business in the United States. National HealthCare is engaged in a trade or business in the United States. Accordingly, during the period in which National HealthCare is taxed as a partnership for United States federal income tax purposes, Foreign Holders that have exercised their right to convert Debentures into Units will be subject to United States federal income tax at regular United States rates on their allocable share of partnership net income that is effectively connected with the conduct of a United States trade or business by National HealthCare and will be required to file an annual United States federal income tax return reflecting not only their allocable shares of such effectively connected income but also any other United States source income (other than certain periodic income) they might have for the same taxable period.

     National HealthCare generally will be required to withhold and pay over to the IRS on behalf of each Foreign Holder that has converted Debentures into Units, an amount equal to an applicable percentage (i.e., 39.6% for an individual and 35% for a corporation) of such Foreign Holder's share of National HealthCare's effectively connected income. Any amount so withheld would be creditable against such Foreign Holder's United States federal income tax liability and would be refundable to the extent that such withholding exceeded such tax liability.

     The Company will report to Foreign Holders and to the IRS the amount of any "reportable payments" (including any interest paid) and any amount withheld with respect to the Debentures during the calendar year.

BACKUP WITHHOLDING

     Under the backup withholding rules, a domestic Holder may be subject to backup withholding at the rate of 31% with respect to interest paid on, and gross proceeds from the sale of, the Debentures unless such Holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this facto or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder who does not provide the Company with his current taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the Holder's income tax liability.

                              PLAN OF DISTRIBUTION

     The Debentures are being offered for sale by the Selling Securityholder principally to selected unaffiliated institutional investors purchasing for investment. Some of the Debentures may be offered to institutional investors outside the United States. Equitable Securities Corporation has been retained to act as Placement Agent for the Selling Securityholder in connection with the arrangement of such offers and sales on a best efforts, all or nothing, basis and may retain one or more subplacement agents in connection herewith. It is anticipated that Equitable Securities Corporation will obtain indications of interest from potential investors for the amount of the Offering and that no investor funds will be accepted until indications of interest have been received for the full amount of the Offering. Confirmations and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. Prior to the closing date, all investor funds will be placed in escrow at the Selling Securityholder's expense with Citibank N.A., as escrow agent (the "Escrow Agent"), in an escrow account established for the benefit of the investors. The Escrow Agent will hold such funds in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. Prior to the closing date, the Escrow Agent will advise the Selling Securityholder that payments for the purchase of the Debentures have been affirmed by the investors and that the investors have deposited the requisite funds in the escrow account with the Escrow Agent. Upon receipt of such notice, the Selling Securityholder will deliver the Debentures to the investors or their respective nominees, which delivery will be made through the facilities of The Depository Trust Company. Investor funds, together with interest thereon, if any, will only be collected by the Selling Securityholder through the agency of the Escrow Agent on the scheduled closing date. The Offering will not continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the Offering, the Escrow Agent will return all escrowed investor funds to the respective investors as promptly as practicable. The Selling Securityholder has agreed to pay Equitable 1.5% of the proceeds the Selling Securityholder receives in the Offering from the sale of the Debentures. Both the Selling Securityholder and the Company have agreed to indemnify Equitable against certain liabilities, including liabilities under the Securities Act.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY, ANY OF THE DEBENTURES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

         ------------------------

            TABLE OF CONTENTS
          PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Prospectus Summary....................  S-2
Price Range of Units and
  Distribution History................  S-6
Capitalization........................  S-7
Management............................  S-8
Federal Income Tax Considerations.....  S-9
Plan of Distribution..................  S-16
             PROSPECTUS
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
Ratio of Earnings to Fixed Charges....    3
Use of Proceeds.......................    3
Selling Securityholder................    3
Description of the Debentures.........    4
Plan of Distribution..................   11
Legal Matters.........................   11
Experts...............................   11

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- ------------------------------------------------------

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- ------------------------------------------------------

                                $


                            NATIONAL HEALTHCARE L.P.


                            6.0% SENIOR SUBORDINATED
                             CONVERTIBLE DEBENTURES
                                    DUE 2000


                  -------------------------------------------
                             PROSPECTUS SUPPLEMENT
                  -------------------------------------------


                              EQUITABLE SECURITIES
                                  CORPORATION


                                           , 1995

- ------------------------------------------------------
- ------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED SEPTEMBER 26, 1995


PROSPECTUS

                            NATIONAL HEALTHCARE L.P.

                                  $30,000,000

            6.0% SENIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2000
                             ---------------------
     This Prospectus relates to 6.0% Senior Subordinated Convertible Debentures due 2000 (the "Debentures") of National HealthCare L.P. (the "Company" or "NHC") in the aggregate principal amount of $30,000,000 to be sold on behalf of The 1818 Fund, L.P. (the "Selling Securityholder"). The Debentures mature on July 1, 2000. The Debentures are convertible at any time prior to maturity, unless previously redeemed, into limited partnership units (the "Units") of NHC at a conversion price of $15.2063 per Unit, subject to adjustment in certain circumstances. Interest on the Debentures is payable quarterly on the last business day of March, June, September and December of each year. In the event of a Change of Control of the Company, each holder of a Debenture ("Holder") will have the right to require the Company to redeem the Debentures at a redemption price of 125% of the principal amount, plus accrued and unpaid interest. The Debentures are unsecured and subordinated in right of payment to all Senior Indebtedness of the Company. See "Description of the Debentures." At June 30, 1995, the amount of outstanding Senior Indebtedness of the Company was approximately $294,794,000.

     None of the proceeds from the sale of the Debentures will be received by the Company. The Company has paid all costs and fees associated with the registration of the Debentures under the Federal and state securities laws and the preparation and delivery of this Prospectus, certain of which will be reimbursed by the Selling Securityholder.

     The Debentures may be sold at any time and from time to time: (i) directly by the Selling Securityholder; (ii) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; and (iii) through brokers, dealers or other agents designated from time to time. The names of any underwriters or agents of the Selling Securityholder involved in the sale of the Debentures in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). See "Plan of Distribution."


     The Units are listed on the American Stock Exchange under the symbol "NHC." On September 25, 1995, the reported closing price of the Company's Units on the American Stock Exchange was $30.00 per Unit. The Debentures have been approved for listing on the American Stock Exchange, subject to official notice of issuance under the symbol "NHC.A."


                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
    PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     This Prospectus may not be used to consummate sales of Debentures unless accompanied by a Prospectus Supplement.

                             ---------------------


               The date of this Prospectus is September 26, 1995.

                             AVAILABLE INFORMATION

     The Company's principal executive offices are located at 100 Vine Street, Suite 1400, Murfreesboro, Tennessee 37130, (615) 890-2020. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports and other information filed by the Company can be obtained, at prescribed rates, from the Public Reference Section of the Commission at room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports and other information can be inspected at the Public Reference Section referred to above and at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Units of the Company are listed on the American Stock Exchange, and reports, proxy and information statements and other information concerning the Company can be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

     Statements made in this Prospectus and any accompanying Prospectus Supplement as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          The Annual Report of the Company on Form 10-K for the year ended December 31, 1994.

          The Quarterly Reports of the Company on Form 10-Q for the quarters ended March 31, and June 30, 1995.

          The Company's Registration Statement on Form 8-A relating to the Company's Units.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference in this Prospectus, but not delivered herewith, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Richard F. LaRoche, Jr., Senior Vice President, Secretary and General Counsel, National HealthCare L.P., 100 Vine Street, Suite 1400, Murfreesboro, Tennessee 37130, (615) 890-2020.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                         SIX MONTHS
                                                                                            ENDED
                                                   YEAR ENDED DECEMBER 31,                JUNE 30,
                                           ----------------------------------------     -------------
                                           1990     1991     1992     1993     1994     1994     1995
                                           ----     ----     ----     ----     ----     ----     ----
Ratio of earnings to fixed charges.......  2.77     2.25     1.73     3.97     2.11     2.09     2.02

     For the purposes of calculating the ratio of earnings to fixed charges, net income has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Debentures by the Selling Securityholder.

                             SELLING SECURITYHOLDER

     The Company, in a private placement completed on May 12, 1992, sold, and the Selling Securityholder purchased, a 6.0% Senior Subordinated Convertible Note due July 1, 2000 (the "Note") in the aggregate principal amount of $30,000,000. Pursuant to the terms of the Note, prior to the date of this Prospectus the Note was exchanged for $30,000,000 in principal amount of the Debentures. Pursuant to the offering described in this Registration Statement (the "Offering,") the Company is registering, on behalf of the Selling Securityholder, $30,000,000 aggregate principal amount of the Debentures.


     The table below sets forth certain information regarding the beneficial ownership of the Debentures, as of September 25, 1995, by the Selling Securityholder both before and after giving effect to the Offering, assuming all of the Debentures are sold in the Offering. After completing the sale of an aggregate of $30,000,000 of the Debentures being offered hereby, the Selling Securityholder will retain no interest in the Company.



                                                                                        DEBENTURES
                                                  DEBENTURES                           BENEFICIALLY
                                              BENEFICIALLY OWNED      DEBENTURES      OWNED AFTER THE
                                              PRIOR TO OFFERING       TO BE SOLD         OFFERING
                                            ----------------------      IN THE       -----------------
                                              AMOUNT       PERCENT     OFFERING      AMOUNT    PERCENT
                                            -----------    -------    -----------    ------    -------
Selling Securityholder(1).................  $30,000,000      100%     $30,000,000      $0         0%


- ---------------


(1) The Selling Securityholder is a limited partnership. Brown Brothers Harriman & Co. is the sole general partner of the Selling Securityholder. T. Michael Long and Lawrence C. Tucker are the only partners of Brown Brothers Harriman & Co. who have been given the authority to vote or dispose of the Debentures.


     The Selling Securityholder's Debentures covered by this Prospectus may be sold from time to time so long as this Prospectus remains current and in effect and is accompanied by a Prospectus Supplement.

                         DESCRIPTION OF THE DEBENTURES

GENERAL

     The Debentures were issued to the Selling Securityholder under an Indenture (the "Indenture") dated August 29, 1995 between the Company and First American National Bank as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made apart thereof by the Trust Indenture Act of 1939, as amended. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Capitalized terms used herein and not otherwise defined have the meanings specified in the Indenture. All parenthetical references are to sections of the Indenture.


     The Debentures are unsecured senior subordinated obligations of the Company, in the aggregate principal amount of $30,000,000 and are convertible into Units. The Company will pay interest on the principal amount of the Debentures at a rate of 6.0% per annum. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months and is payable in quarterly installments in arrears on the last business day of March, June, September and December of each year to the record holder of such Debenture at the close of business on the fifteenth day of March, June, September and December, respectively, even if such Debenture is converted or canceled after such record date and on or before the interest payment date. The Company will pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at a rate equal to 8.0% per annum. Principal and interest on the Debentures will be payable at the office of the Trustee. The Holders are provided certain protections in the event of a Change of Control of the Company; however, other than events that constitute a Change of Control, Holders are not protected from any other significant action by the Company. See "Change of Control."


OPTIONAL REDEMPTION

     Except as otherwise provided herein, the Company does not have any right to prepay or redeem the Debentures. On and after January 1, 1998 or, if the Company shall have elected to be taxable as a corporation and as of the Redemption Date (as defined below) the current market price of the aggregate number of Units into which the Debentures to be redeemed shall be convertible as of the Redemption Date shall equal or exceed the Recovery Amount (as defined below), on or after May 12, 1996, the Company shall have the right, at any time and from time to time at its sole option and election, to redeem the Debentures, in whole or in part in integral multiples of $10,000,000 outstanding principal amount, on not less than 30 days notice of the date of redemption, which must be a Business Day (any such date an "Redemption Date"), at a price (the "Redemption Price") equal to (i) the outstanding principal amount of the Debentures to be redeemed plus (ii) an amount equal to all accrued and unpaid interest thereon, whether or not currently payable, to the applicable Redemption Date, in cash or other immediately available funds. For purposes hereof, "Recovery Amount" shall mean the amount by which (i) the amount that results from compounding the principal amount of the Debentures to be redeemed at a rate of 25 percent per annum from the date of issuance of the Note to the Redemption Date exceeds (ii) the amount that results from compounding all amounts of interest paid, including Additional Interest (as defined in the Indenture), and other distributions made with respect to the principal amount of the Debentures to be redeemed on or prior to the Redemption Date at a rate of 25 percent per annum from, in the case of each such payment of interest or other distribution, the date such payment or other distribution is made to the Redemption Date. (Section 3.01.)

     Notice of any redemption of the Debentures shall be mailed at least 30, but not more than 60, days prior to the date fixed for redemption to each Holder of the Debentures to be redeemed, at such Holder's address as it appears on the transfer books of the Company. (Section 3.01(b).)

     If there is a redemption of less than the entire outstanding principal amount of all outstanding Debentures, each outstanding Debenture shall be redeemed in part pro rata to all other outstanding Debentures on the basis of outstanding principal amount of such Debentures. (Section 3.02.)

     On the date of any redemption being made pursuant to this optional redemption which is specified in a notice given as described above, the Company shall, and at any time after such notice shall have been mailed and before the date of redemption the Company may, deposit for the benefit of the Holders of the Debentures to be redeemed the funds necessary for such redemption with the Paying Agent (as defined in the Indenture). (Section 3.05.)

     Notice of redemption having been given as aforesaid, upon the deposit of funds as described above, notwithstanding that any such Debentures themselves shall not have been surrendered for cancellation, from and after the date of redemption designated in the notice of redemption (i) that portion of the principal amount of the Debentures that is to be redeemed shall no longer be deemed outstanding, (ii) the rights to receive interest thereon shall cease to accrue and (iii) all rights of the Holders to be redeemed shall cease and terminate with respect to that portion of the principal amount of the Debentures that is to be redeemed, excepting only the right to receive the Redemption Price therefor and the right to convert such Debentures into Units until the close of business on the date of redemption; provided, however, that if the Company shall default in the payment of the Redemption Price, that portion of the principal amount of the Debentures that was to be redeemed shall thereafter be deemed to be outstanding and the Holders thereof shall have all of the rights of a Holder of Debentures until such time as such default shall no longer be continuing or shall have been waived by Holders of at least 66 2/3% of the then outstanding principal amount of the Debentures. (Section 3.04.)

CONVERSION RIGHTS

     The Holders shall have the right, at their option, at any time and from time to time, to convert, subject to certain conditions, any or all of the then outstanding principal amount of the Debentures into such number of fully paid and non-assessable Units as is equal, subject to the provision in the Indenture regarding fractional Units, to the quotient of the principal of the Debentures being so converted divided by the Conversion Price (as defined below) then in effect, except that with respect to any portion of the Debentures which shall be called for redemption, such right shall terminate at the close of business on the date of redemption for such portion of the Debentures, unless in any such case the Company shall default in performance or payment due upon redemption thereof. The "Conversion Price" shall be $15.2063, subject to adjustment if the Company shall, among other things, at any time or from time to time (i) pay a dividend or make a distribution (other than a dividend or distribution paid or made to the Debenture Holders) on the outstanding Units in Units or other equity interests (which, for purposes of this condition shall include, without limitation, any dividends or distributions in the form of options, warrants or other rights to acquire Units or other equity interests) of the Company, (ii) subdivide the outstanding Units into a larger number of Units, (iii) combine the outstanding Units into a smaller number of Units, (iv) issue any equity interest in a reclassification of the Units, (v) pay a dividend or make a distribution on the outstanding Units in Units or other equity interests pursuant to a rights plan, "poison pill" or similar arrangement, (vi) sell Units (or securities convertible into or exchangeable for Units, or any options, warrants or other rights to acquire Units) (subject to certain exceptions) at a price per Unit less than the Current Market Price per Unit (as defined in the Indenture) or at a price per Unit less than the Conversion Price then in effect; (vii) distribute with respect to the Units cash, evidences of indebtedness of the Company or another issuer, securities of the Company or another issuer or other assets (with certain exceptions described in the Indenture); or (viii) take any action affecting the Units or the Company's other equity interests as determined in good faith by the Board of Directors. (Section 10.04.)

     Such conversion right shall be exercised by the surrender of the Debenture to the Company at any time during usual business hours at its principal place of business to be maintained by it, accompanied by written notice that the Holder elects to convert the Debenture (or a specified portion of the outstanding principal amount thereof) and specifying the name or names (with address) in which a certificate or certificates for Units are to be issued and (if so required by the Company) by a written instrument or instruments of transfer in form reasonably satisfactory to the Company duly executed by the Holder or its duly authorized legal representative and transfer tax stamps or funds therefor, if required under the Indenture. If less than all of the then outstanding principal amount of the Holder's Debentures are to be converted, the Company will promptly issue and deliver to the Holder a new Debenture in the principal amount of the unconverted portion of the Debenture submitted for conversion. (Sections 10.01 and 10.07.)

CHANGE OF CONTROL

     The Company shall, within 15 Business Days of a Change of Control (as defined below) redeem the Debentures at the option of the Holders at a redemption price of 125% of the principal amount plus accrued and unpaid interest. A "Change of Control" shall be deemed to have occurred:

          (i) At such times as any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act, not including Mr. W. Andrew Adams ("Adams"), National Healthcare Corporation, a Tennessee corporation ("Administrative General Partner"), the Managing General Partner and each of the shareholders of the Managing General Partner (collectively, "Current Management"), is or becomes the beneficial owner, directly or indirectly, of outstanding Units of the Company or of shares of capital stock of the Managing General Partner of the Company, entitling such Person or Persons to exercise 50% or more of the total votes entitled to be cast at a regular or special meeting, or by action by written consent, of the Unit holders of the Company or of the shareholders of the Managing General Partner, as the case may be;

          (ii) If a majority of the Board of Directors of the Managing General Partner shall consist of persons other than those persons who were members of the Board of Directors of the Managing General Partner on May 12, 1992 and any other member of the Board of Directors of the Managing General Partner who was recommended or elected to succeed or become a director by a majority of directors who were on May 12, 1992 members of the Board of Directors of the Managing General Partner.

          (iii) At such time as the Unit holders of the Company or holders of shares of capital stock of the Managing General Partner, as the case may be, shall have approved a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the persons who were the respective beneficial owners of the outstanding Units of the Company or, of the outstanding shares of capital stock of the Managing General Partner, as the case may be, immediately prior to such reorganization, merger or consolidation, beneficially own, directly or indirectly, less than 50% of the combined voting power of the then outstanding Units of the Company or the outstanding shares of capital stock of the Managing General Partner, as the case may be, resulting from such reorganization, merger or consolidation;

          (iv) At the earlier of the approval of (A) the Unit holders of the Company, (B) the holders of shares of capital stock of the Managing General Partner or (C) the Board of Directors of the Managing General Partner of the sale or other disposition of all or substantially all the assets of the Company or the Managing General Partner, as the case may be, in one transaction or in a series of related transactions, other than (1) a transaction or series of transactions effected solely for the purpose of converting the form of the Company to a corporation and in which Unit holders of the Company prior to such conversion acquire, on a pro rata basis, all of the capital stock of the Company following such conversion or
     (2) a distribution of assets by the Company to all of its Unit holders on a pro rata basis;

          (v) If immediately after any merger, consolidation, combination, reclassification or recapitalization, Current Management (A) shall have increased the aggregate percentage of the outstanding Units of the Company represented by the Units they beneficially own, directly or indirectly, by 20% of such outstanding Units or more (or if the entity surviving such transaction is a corporation, the Current Management's ownership in the new entity shall have increased by 20% or more of the Current Management's aggregate percentage of ownership of the Company immediately prior to the transaction) and (B) shall be the beneficial owners directly or indirectly, of outstanding Units or shares of stock of the Company (or any person surviving such transaction) entitling the Current Management collectively to exercise 50% or more of the total voting power of all Units and other voting equity interest, if any, of the Company (or the surviving person in such transaction) and, in anticipation of, in connection with or as a result of such transaction, the Company (or such surviving person) shall have incurred or issued additional indebtedness such that the total indebtedness so incurred or issued equals at least 50% of the consideration payable in such transaction; provided, however, that any such transaction shall not be considered a Change of Control if the Holders shall have participated therein on no less than a pari passu basis (assuming conversion of all of the Holders' Debentures into Units) with Current Management collectively;

          (vi) At the earlier of the approval by (A) the Unit holders of the Company or (B) the Board of Directors of the Managing General Partner of any transaction the result of which is that the Units shall no longer be required to be registered under Section 12 of the Exchange Act and that the holders of Units do not receive common stock of the Person surviving such transaction which is required to be registered under Section 12 of the Exchange Act.

          (vii) If a Person other than Adams shall become Special General Partner (as defined in the Amended and Restated Agreement of Limited Partnership of the Company), other than solely by reason of the death, disability or personal bankruptcy of Adams (Section 11.02.)


     The Company's offer to redeem due to the occurrence of a Change of Control (the "Change of Control Offer") shall remain open from the time of mailing until the redemption date set forth in the notice of offer (the "Notice of Offer"), subject to compliance with applicable securities laws. The Notice of Offer must be accompanied by certain financial statements and officer's certificates. (Section 11.03.)



     The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company. The Change of Control provisions will not prevent a change in a majority of the members of the Board of Directors of the Company's Managing General Partner which is approved by the then-present Board of Directors; although a Change of Control would occur if there is a successful proxy contest which results in a change in the majority of the Board of Directors of the Managing General Partner which is not recommended by a majority of the then-present Board of Directors. With respect to the sale of assets, the phrase "all or substantially all" varies according to the facts and circumstances of the subject transactions and is subject to judicial interpretation. The Company believes that such a sale would be one that requires the vote or concurrence of the holders of the Company's Units. Accordingly, in certain circumstances it may be unclear as to whether a Change of Control has occurred. The determination of whether a Change of Control has occurred is a determination based on the facts and circumstances of the subject transaction.



     The Company, could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change in Control under the Debentures, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time. There are no restrictions in the Debentures or the Indenture on the creation of additional Senior Indebtedness (or any other indebtedness), and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Debentures. In addition, some of the Company's current Senior Indebtedness would be defaulted in the event of a change of control as defined in such Senior Indebtedness. Substantially all of the Senior Indebtedness is cross-defaulted, so that an event of default under any Senior Indebtedness is likely to cause a default under substantially all Senior Indebtedness. Therefore, if such a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds at the time of such event to pay the Change in Control purchase price for all Debentures tendered by the Holders thereof.



     In the event that the Company shall fail to make a Change of Control Offer or repurchase any of the Debentures offered by the Holders in a Change of Control Offer, such failure to redeem would be deemed an Event of Default, provided such failure to redeem continues for thirty (30) days after notice thereof by the Holders of a majority of the then outstanding principal amount of the Debentures. (Section 6.01(3)). Neither the Company nor the Trustee may waive or limit the applicability of the required redemption by the Company upon a Change of Control for any reason, including the applicability to a Change of Control initiated or supported by the Company. See "-- Events of Default, Notice and Waiver." A default by the Company on its obligation to pay the Change in Control purchase price could, pursuant to cross-default provisions, result in acceleration of the payment of other indebtedness of the Company outstanding at that time.

     Certain of the Company's existing and future agreements relating to their indebtedness could prohibit the purchase by the Company of the Debentures pursuant to the exercise by a Holder of the foregoing option, depending on the financial circumstances of the Company at the time any such purchase may occur, because such purchase could cause a breach of certain covenants contained in such agreements. Such a breach may constitute an event of default under such indebtedness and thereby restrict the Company's ability to purchase the Debentures. See "-- Subordination."


SUBORDINATION


     The payment of the principal of, premium, if any, and interest on the Debentures, together with any other payments payable in respect of the Debentures, including, without limitation, any amount payable in connection with the redemption or repurchase of the Debentures ("Subordinated Amounts") is subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), whether outstanding at the date of this Prospectus or hereafter incurred. The term "Senior Indebtedness" means the principal of, premium, if any, and interest on, and any other payment due pursuant to any of the following, whether outstanding at the date hereof or hereafter incurred or created: (a) all indebtedness of the Company for money borrowed arising under or in connection with any of the loan agreements, indentures of trust, guarantees and other documents relating to Company indebtedness with or to State Street Bank and Trust Company of Connecticut, Third National Bank in Nashville and/or the Toronto Dominion Bank, as any of such documents may be amended, modified or replaced from time to time (the "Credit Agreement"), as amended and as any of them may be further amended or modified from time to time, and all renewals, extensions, refundings or refinancings of such indebtedness incurred with financial institutions, insurance companies or other institutional lenders, (any such indebtedness and renewals, extensions, refundings or refinancings thereof, "Senior Institutional Indebtedness"); (b) all indebtedness of the Company for money borrowed other than Senior Institutional Indebtedness (including, without limitation, any indebtedness secured by a mortgage, conditional sales contract or other lien which is (i) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or
(ii) existing on property at the time of acquisition thereof); (c) all indebtedness of the Company evidenced by debentures, bonds or other securities sold by the Company for money; (d) all lease obligations of the Company which are capitalized on the books of the Company in accordance with generally accepted accounting principles; (e) all indebtedness of others of the kinds described in either of the preceding clauses (b) or (c) and all lease obligations of others of the kind described in the preceding clause (d) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; (f) all indebtedness of any subsidiary of the Company or of National Health Investors, Inc., for which the Company is liable as a guarantor; (g) all renewals, extensions, refundings or refinancings of indebtedness of the kinds described in any of the preceding clauses (b), (c), (e) and (f) and all renewals or extensions of lease obligations of the kinds described in either of the preceding clauses (d) and (e); (h) interest accruing subsequent to the filing of a petition initiating any bankruptcy, insolvency or similar proceeding with respect to any indebtedness or lease obligation of the Company; (i) all obligations of the Company in respect of any rate hedging agreement entered into with any holder of any Senior Indebtedness; and (j) all fees, expenses, reimbursements and other amounts payable to holders of Senior Indebtedness under the terms of the instrument or lease creating or evidencing the same, unless in the case of any particular indebtedness, lease, renewal, extension, refunding or refinancing, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, refunding or refinancing is not senior in right of payment to the Debentures or is expressly subordinate by its terms in right of payment to all other indebtedness of the Company. (Section 11.01.) As of June 30, 1995, the aggregate amount of Senior Indebtedness of the Company was approximately $294,794,000. The Company is currently negotiating with a bank for an additional $25 million loan, which would be additional Senior Indebtedness. The Company does not know when, or if this loan will close.


     No payment shall be made by the Company of any subordinated amounts: (a) in the event and during the continuation of any default in the payment (a "Payment Default") of principal, premium, if any, interest or any other payment due on any Senior Indebtedness under or in connection with the instrument, agreement or lease evidencing such Senior Indebtedness and the holders of the requisite principal amounts of such Senior Indebtedness or their agents shall not have delivered to the Holders a notice of waiver of the benefits of this clause (a) and a consent to the making of scheduled payments on or on account of the Debentures or taking any other prohibited action until further notice from such holders or such agents; or (b) in the event of receipt of written notice by the Holders from the holders of any Senior Institutional Indebtedness or their representatives of a default (other than a Payment Default) permitting acceleration of any Senior Institutional Indebtedness for a period (the "Blockage Period") terminating on the earlier to occur of (i) the cure, waiver or cessation of such default or (ii) 180 days from the date of receipt of written notice thereof by the Holders. At the expiration of such Blockage Period, and so long as there does not exist a Payment Default, the Company shall promptly pay to the Holders all sums not paid during such Blockage Period as a result of this paragraph. For all purposes of this paragraph, no event of default which existed or was continuing with respect to the Senior Institutional Indebtedness to which the Blockage Period relates on the date such Blockage Period commenced shall be or be made the basis for the commencement of any subsequent Blockage Period by the holder or holders of such Senior Institutional Indebtedness (or their respective agents) unless such event of default is cured or waived for a period of not less than 90 consecutive days. There shall be no more than one Blockage Period initiated in any 360 day period. (Section 11.02.)

     Upon any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money in accordance with its terms, before any payment is made on account of the principal, premium, if any, or interest on, or other amounts payable in respect of, the Debentures including, without limitation, any amount payable in connection with the redemption of the Debentures; and upon any such dissolution, winding-up or liquidation or reorganization, any payment by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders would be entitled, except for the subordination provisions, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the Holders if received by them, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Holders. (Section 11.02.)

     In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the Holders before all Senior Indebtedness is paid in full, or provision is made for such payment in money in accordance with its terms, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instrument evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in money in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness. (Section 11.02.)

     Subject to the payment in full of all Senior Indebtedness, the rights of the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company applicable to the Senior Indebtedness until the principal of (and premium, if any) and interest on the Debentures shall be paid in full; and, for the purposes of such subrogation, no payments or distributions to the holders of the Senior Indebtedness of any cash, property or securities to which the Holders would be entitled except for the subordination provisions, and no payment to or for the benefit of the holders of Senior Indebtedness by the Holders, shall, as between the Company, its creditors other than holders of Senior

Indebtedness and the Holders, be deemed to be a payment by the Company to or on account of the Senior Indebtedness. (Section 11.03.)

     If any payment or distribution to which the Holders otherwise would have been entitled but for the subordination provisions shall have been applied, pursuant to the subordination provisions, to the payment of amounts payable under Senior Indebtedness of the Company, then, and in such case, the Holders shall be entitled to receive from the holders of Senior Indebtedness the full amount of any such payments or distributions received by holders of Senior Indebtedness in excess of the amount sufficient to pay in full all amounts payable under or in respect of, the Senior Indebtedness of the Company. (Section 11.03.)

     The Company shall give prompt written notice to the Holders of any fact known to the Company which would prohibit the making of any payment to the Holders. (Section 11.05.)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The following is a summary of certain provisions of the Indenture relating to events of default, notice and waiver.

     The following, among other things, are Events of Default under the Indenture with respect to the Debentures: (i) default in the payment of interest on the Debentures when due and payable which continues for 15 business days;
(ii) default in the payment of principal of the Debentures when due and payable, at maturity, upon redemption or otherwise; (iii) failure to perform any other covenant of the Company contained in the Indenture or the Debentures which continues for 30 days after notice as provided in the Indenture; (iv) default in the payment of Indebtedness in an aggregate principal amount in excess of $10,000,000, when due, after grace periods with respect thereto shall have expired and upon non-waiver by the holders of any such Indebtedness and such default continues unremedied for 30 days, or there has been an acceleration of in excess of $10,000,000 aggregate principal amount of Indebtedness of the Company by the holder thereof following an event of default as defined in such Indebtedness whether existing on the date of the execution of the Indenture or thereafter created; (v) a judgment for the payment of money, the uninsured portion of which exceeds $10,000,000 is rendered against the Company and remains undischarged for a period of 60 days after the date on which the judgment has been rendered unless no proceeding for execution of such judgment has been commenced or any such proceeding has been stayed; and (vi) certain events of bankruptcy, insolvency or reorganization relating to the Company.

     If an Event of Default occurs (other than an Event of Default described in (vi) above) and is continuing with respect to the Debentures, either the Trustee or the Holders of at least 25% in principal amount of the Debentures may declare all of the Debentures to be due and payable immediately. If an Event of Default described in (vi) above occurs, the Debentures shall automatically become immediately due and payable.

     The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Debentures. Subject to certain limitations, holders of a majority in principal amount of the Debentures may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. The Company is required to file with the Trustee annually an officers' statement as to the absence of defaults in fulfilling any of its obligations under the Indenture.

MODIFICATION OF THE INDENTURE

     Under the Indenture, with certain exceptions, the rights and obligations of the Company with respect to the Debentures and the rights of Holders of such Debentures may only be modified by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debentures. However, without the consent of each Holder of any Debenture affected, an amendment, waiver or supplement may not, among other things, (i) reduce the principal of, or rate of interest on, the Debentures, (ii) extend the maturity date of the principal of, or any installment of interest on, the Debentures; (iii) waive (unless cured) a default in the payment of the principal amount of, or the interest on, or any premium payable on redemption of, the Debentures; (iv) change the currency for payment of the principal of, or premium or interest on, the Debentures; (v) impair the right to institute suit for the enforcement of any such payment when due; (vi) adversely affect any right to convert the Debentures; (vii) reduce the amount of outstanding Debentures necessary to consent to an amendment, supplement or waiver provided for in the Indenture; or (viii) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or waivers of past defaults, except as otherwise specified.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may not merge or consolidate with, or sell or convey all, or substantially all, of its assets to another person unless such person is a company or a partnership organized under the laws of the United States, any states thereof or the District of Columbia; such person assumes by supplemental indenture all the obligations of the Company under the Debentures and the Indenture; such person has a consolidated net worth at least equal to the consolidated net worth of the Company immediately prior to such transaction and immediately after the transaction no default or Event of Default shall exist.

     No consent of Holders is required for the Company to consolidate with or merge into or transfer or lease substantially all of its assets to another corporation or partnership which assumes the obligations of the Company under the Indenture and Debentures or for any reorganization within the meaning of
Section 368(a)(1)(B) of the Internal Revenue Code nor is any such consent of Holders required for any amendment of the Indenture or the Debentures by the Company and the Trustee to cure any ambiguity, defect or inconsistency, or to provide for uncertificated Debentures in addition to certified Debentures, or to make any change that does not adversely affect the right of any Holder.

GOVERNING LAW

     The Indenture and the Debentures will be governed by and construed in accordance with the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     The Selling Securityholder may sell the Debentures at any time and from time to time: (i) directly; (ii) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; and (iii) through brokers, dealers or other agents designated from time to time. The names of any underwriters or agents of the Selling Securityholder involved in the sale of the Debentures in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

     Prior to this Offering, there has been no public market for the Debentures. Application will be made to list the Debentures on the American Stock Exchange. The Units are listed on the American Stock Exchange under the symbol "NHC".

     The Selling Securityholder and any broker or dealer to or through whom any of the Debentures are sold may be deemed to be an underwriter within the meaning of the Securities Act with respect to the Debentures offered hereby, and any profits realized by the Selling Securityholder or such brokers or dealers may be deemed to be underwriting discounts or commissions. The registration of the Debentures under the Securities Act shall not be deemed an admission by the Selling Securityholder or the Company that the Selling Securityholder is an underwriter of any Debentures offered under this Prospectus for purposes of the Securities Act.

                                 LEGAL MATTERS

     The validity of the Debentures offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., 1800 First American Center, Nashville, Tennessee 37238.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company as of and for the periods ended December 31, 1994, December 31, 1993 and December 31, 1992, incorporated by reference herein, from the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY, ANY OF THE DEBENTURES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             ---------------------

                               TABLE OF CONTENTS
                                   PROSPECTUS


                                         PAGE
                                         ----
Available Information..................     2
Incorporation of Certain Information by
  Reference............................     2
Ratio of Earnings to Fixed Charges.....     3
Use of Proceeds........................     3
Selling Securityholder.................     3
Description of the Debentures..........     4
Plan of Distribution...................    12
Legal Matters..........................    12
Experts................................    12


             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------
                            NATIONAL HEALTHCARE L.P.
                            6.0% SENIOR SUBORDINATED
                             CONVERTIBLE DEBENTURES
                                    DUE 2000
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                               September 26, 1995

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Registration Fee........................................................  $ 20,919.18
    Listing Fee*............................................................    22,500.00
    Blue Sky fees and expenses*.............................................     5,000.00
    Accounting fees and expenses*...........................................    15,000.00
    Legal fees and expenses*................................................    50,000.00
    Transfer Agent Fees*....................................................     5,000.00
    Printing and Engraving costs*...........................................    20,000.00
    Miscellaneous*..........................................................     6,580.82
                                                                              -----------
                   Total....................................................  $145,000.00

- ---------------

* Estimated

                                INDEMNIFICATION

ITEM 15.

     Indemnification of General Partners. The Company's Amended and Restated Agreement of Limited Partnership (the "Agreement") provides that the Company shall indemnify and hold harmless each general partner as follows:

          (a) In any threatened, pending or completed action, suit or proceeding to which a general partner or an officer, director, employee or agent of the Partnership or of a general partner or of National Healthcare Corporation ("Indemnitee") was or is a party or is threatened to be made a party or is otherwise involved by reason of the fact that he or it is or was a general partner of the Company or an officer, director, employee or agent of the Company or of a general partner or of National Healthcare Corporation, the Company shall indemnify such Indemnitee to the fullest extent permitted by law against expenses, including attorney's fees, judgments and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with such action, suit or proceeding, if the Indemnitee acted in good faith and in a manner he or it reasonably believed to be in or not opposed to the best interests of the Company (or National Healthcare Corporation as the case may be) and, with respect to any criminal proceeding, had no reasonable cause to believe that his or its conduct was unlawful and provided that such Indemnitee's conduct does not constitute gross negligence, or willful or wanton misconduct. The termination of any action, suit or proceeding by judgment, order, or settlement shall not, of itself, create a presumption that such Indemnitee did not act in good faith and in a manner that he or it reasonably believed to be in or not opposed to the best interests of the Company or had reasonable cause to believe that his or its conduct was unlawful. The indemnification of officers, directors, employees or agents of National Healthcare Corporation shall be interpreted as an indemnification with respect to conduct of such an Indemnitee at any time prior to consummation of the Plan (as defined in the Agreement). Notwithstanding the foregoing, neither a general partner nor any partner, officer, director, employee or agent of a general partner or of the Company or of National Healthcare Corporation shall be indemnified from any liabilities, costs and expenses incurred by it in connection with any claim or settlement involving allegations that federal or state securities laws were violated unless there has been a successful adjudication on the merits as a result of a trial or such claim has been dismissed with prejudice on the merits by a court of competent jurisdiction and such indemnification is specifically approved by a court which shall have been advised as to the current position of the Securities and Exchange Commission, and the California Commissioner of Corporations, regarding indemnification for violations of securities laws.

          (b) Any indemnification pursuant to the above, unless ordered by a court, shall be made by the Company only as authorized in the specific case and only upon a determination by independent legal counsel in a written opinion that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct. Any such indemnification shall be made only out of the assets of the Company. In no event may an Indemnitee subject the limited partners, the general partners or assignees of same to personal liability by reason thereof.

          (c) The Company may purchase and maintain insurance on behalf of any general partner (and officers, directors, employees and trustees thereof) and such other persons as the Managing General Partner shall determine against liability which may be asserted against or expense which may be incurred by such person in connection with Company activities whether or not the Company would have the power to indemnify such person against such liability under the provisions of the Agreement.

          (d) To the fullest extent permitted by law, expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this section shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of any undertaking by or on behalf of the Indemnitee to repay such amount unless it shall be determined that such person is entitled to be indemnified as authorized in this Section.

          (e) The indemnification provided by this section shall be in addition to any other rights to which those indemnified may be entitled under any agreement, vote of the partners of the Company, as a matter of law or otherwise, both as to an action in the Indemnitee's capacity as a general partner or as an officer, director, employee or agent of the Company or of a general partner or National Healthcare Corporation and to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee. The Managing General Partner may, with the concurrence of a majority of the Conflict of Interests Committee (as defined in the Agreement) enter into, on behalf of the Company, contracts of indemnification with the general partners, which are not inconsistent with the provisions of this Section.

          (f) An Indemnitee shall not be denied indemnification in whole or in part under this section because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the Agreement.

          (g) The indemnification provided in this Section is for the benefit of the Indemnitees and shall not be deemed to create any right to indemnification for any other persons.

     Exculpation. The general partners shall have no liability to the limited partners for the return of their Capital Contributions (as defined in the Agreement) or for any loss, damage, liability or expense arising out of the Agreement or the business of the Company except as caused by gross negligence, misconduct in the performance of their fiduciary duties to the limited partners, violation of any of the provisions of the Agreement or as may elsewhere be expressly provided.

     Limitation of Liability. A limited partner shall not be personally liable for losses or debts of the Company except as provided in the Delaware Revised Uniform Limited Partnership Act. A limited partner of a partnership may be required by law to return to such partnership amounts previously distributed to him as a Return of Capital, as that term is defined in the Agreement. It is the intent of the partners that no distribution to any limited partner pursuant to the Agreement shall be deemed a return or withdrawal of capital, even if such distribution represents, for federal income tax purposes or otherwise (in full or in part), a distribution of depreciation or any other non-cash item accounted for as a loss or deduction from or offset to the partnership's income, and that no limited partner shall be obligated to pay any such amount to or for the account of the Company or any creditor of the Company. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of the Agreement, any limited partner is obligated to make any such payment such obligation shall be the obligation of such limited partner and not of any general partner, provided, however, that Company assets must be exhausted before any limited partner shall be liable for Company obligations.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to general or limited partners or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act and is therefore unenforceable.

     The Placement Agency Agreement provides that the Placement Agent and/or Selling Securityholder shall indemnify the Company and each of its directors, officers and partners against certain liabilities, including civil liabilities under the Securities Act, to the extent and in the circumstances set forth therein or shall contribute to payments the Company or any of its directors, officers or partners may be required to make in respect thereof.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                                          DESCRIPTION
- ------        --------------------------------------------------------------------------------
   *1.1    -- Form of Placement Agency Agreement
   *1.2    -- Form of Escrow Agreement
    4.1    -- Restated Articles of Incorporation/ Partnership Agreement (Incorporated by
              reference to Exhibit A to the Company's Registration Statement No. 33-9881 on
              Form S-4)
   *4.2    -- Form of Indenture
   *4.3    -- Form of Debenture
   *5      -- Opinion of Harwell Howard Hyne Gabbert & Manner, P.C. regarding legality of the
              Debentures and Units of the Company
  *12      -- Statement concerning computation of ratio of earnings to fixed charges
  *23(a)   -- Consent of Arthur Andersen LLP
  *23(b)   -- Consent of Harwell Howard Hyne Gabbert & Manner, P.C. (included in Exhibit 5)
  *24      -- Power of Attorney (included in signature page of initial registration statement)
  *25      -- Form T-1 Statement of Eligibility and Qualification under the Trust Indenture
              Act of 1939

- ---------------

* Filed with initial registration statement.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the

        Commission filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses, incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Murfreesboro, State of Tennessee, on the 26th day of September, 1995.


                                          NATIONAL HEALTHCARE L.P.


                                          By:    /s/  RICHARD F. LAROCHE, JR.
                                          --------------------------------------
                                          Its:       Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed on the dates indicated by the following persons in the capacities indicated.



                  SIGNATURE                              TITLE                     DATE
- ---------------------------------------------   ------------------------   ---------------------
               /s/  W. ANDREW ADAMS*            President, Principal          September 26, 1995
- ---------------------------------------------     Executive and
               W. Andrew Adams                    Financial Officer,
                                                  Director of NHC, Inc.
                                                  and National
                                                  Healthcare Corporation
                                                  and Individual General
                                                  Partner

                /s/  ROBERT G. ADAMS*           Senior Vice President,        September 26, 1995
- ---------------------------------------------     Director NHC, Inc. and
               Robert G. Adams                    National Healthcare
                                                  Corporation

                                                Director NHC, Inc., and                   , 1995
- ---------------------------------------------     National Healthcare
           Olin O. Williams, M.D.                 Corporation, Corporate
                                                  General Partners

                                                Director NHC, Inc., and                   , 1995
- ---------------------------------------------     National Healthcare
              J.K. Twilla, M.D.                   Corporation, Corporate
                                                  General Partners

              /s/  ERNEST G. BURGESS*           Director                      September 26, 1995
- ---------------------------------------------
              Ernest G. Burgess

*By:  /s/  RICHARD F. LAROCHE, JR.
- ---------------------------------------------
           Richard F. LaRoche, Jr.
              Attorney-in-Fact